UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 27)*

RICHARDSON ELECTRONICS, LTD.
(Name of Issuer)

Common Stock, par value $.05 per share
(Title of Class of Securities)

763165107
(Cusip Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 763165107

(1)	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Edward J. Richardson
(2)	Check the appropriate box if a member of a group NA
(3)	SEC use only
(4)	Citizenship or place of organization U. S. A.
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 2,110,966
(6) Shared voting power 0
(7) Sole dispositive power 2,110,966
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,110,966
(10)	Check box if the aggregate amount in Row (9) excludes certain shares
(11)	Percent of class represented by amount in Row 9 15.3%
(12)	Type of reporting person IN

This Amendment Number 27 amends the Schedule 13G dated January 30, 2014, filed by the undersigned in connection with his beneficial ownership of Common Stock, $.05 par value, of Richardson Electronics, Ltd. (the “Company”) as follows:
Item 4. Ownership
Item 4 is hereby amended by deleting the same in its entirety and substituting the following in lieu thereof:

(a)
Includes 2,110,966 shares of Common Stock which would be issued upon conversion of Mr. Richardson’s Class B Common Stock and 50,000 shares of Common Stock to which Mr. Richardson holds stock options. Mr. Richardson has pledged 491,000 of his shares of Class B Common Stock as security to JP Morgan Chase Bank to secure a personal loan. The full Board evaluated the risk of significant pledging of stock. As this is a small percentage of his total holdings, the Board did not deem this to be material or represent a risk to the Company.

(b)	Percent of Class
15.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote
2,110,966

(ii)	sole power to dispose or to direct the disposition of
2,110,966

(iii)	shared power to dispose or to direct the disposition of
0

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2015	Signature	/s/ Edward J. Richardson
	Name	Edward J. Richardson